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                         January 19, 2021

       Laure-H  l  ne Mercier
       Chief Financial Officer
       Innate Pharma S.A.
       117 Avenue de Luminy--BP 30191
       13009 Marseille, France

                                                        Re: Innate Pharma SA
                                                            Registration
Statement on Form F-3
                                                            Filed January 13,
2021
                                                            File No. 333-252074

       Dear Ms. Mercier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey Cohen, Esq.